March 16, 2021

Valerie Lithotomos

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MML Series Investment Fund II (the “Registrant”)

1933 Act File No. 333-122804

1940 Act File No. 811-21714

Comments received for PEA No. 50 filed on February 12, 2021

Dear Ms. Lithotomos:

Below is a summary of the comments we received from you on March 10, 2021 regarding the above-mentioned Registrant, together with our responses. We appreciate the time you took to carefully review these documents and have tried to address your comments. We would greatly appreciate your contacting us at 860-562-2130 as soon as possible if you have any further questions or comments. Thank you.

Comments

1)	Global Comment: As noted in Instruction 1(a) to Item 3 of Form N-1A, zeros should be placed before decimal points in the Fee Tables.

Response: Instruction 1(a) to Item 3 of Form N-1A says to “Round all dollar figures to the nearest dollar and all percentages to the nearest hundredth of one percent.” However, we will make the requested change.

2)	Global Comment: Consider ordering Principal Risks by most significant first and alphabetically thereafter.

Response: We confirm this is our current practice regarding the ordering of Principal Risks.

3)	Comment: Consider adding COVID 19 disclosure as a Principal Risk.

Response: Please note, COVID 19 related disclosure is already included under Market Risk in the section titled “Additional Information Regarding Principal Risks.”

4)	Comment: For the MML Equity Momentum Fund waiver/expense caps, please confirm there is no recoupment right to the amounts waived/capped.

Response: We confirm.

5)	Comment: For all “Example” sections, please confirm that the numbers in the “Example” reflect a fee waiver only for the contractual time period the fee waiver is in effect.

Response: We confirm.

6)	Comment: Please describe how the MML Equity Rotation Fund will value derivatives for purposes of its 80% name test.

Response: The Fund does not expect to consider the values or investment exposures of derivatives for purposes of testing compliance with its 80% name test policy. If the Fund were to do so in the future, it might consider the specific derivative in question and the investment exposure created by it in determining how to value the derivative for purposes of the 80% test.

7)	Comment: Please confirm if BlackRock Investment Management, LLC (“BlackRock”) receives any fees from the MML iShares® 60/40 Allocation Fund or the MML iShares® 80/20 Allocation Fund.

Response: We confirm that BlackRock will not receive any fees from the Funds.

8)	Comment: Please confirm compliance with the SEC FAST Act hyperlinking requirements when incorporating items by reference.

Response: We confirm.

Very truly yours,

/s/ Andrew M. Goldberg

Andrew M. Goldberg

Lead Counsel, Investment Adviser & Mutual Funds, Massachusetts Mutual Life Insurance Company

Vice President, Secretary, and Chief Legal Officer, MML Series Investment Fund II